Exhibit 5.2

[Silverstein and Mullens Letterhead]

July 3, 2002

State Street Bank & Trust
Batterymarch Park III
Three Pine Hill Drive
Quincy, MA 02169

Re:	Opinion dated July 3, 2002, to Beagle Holdings, Inc., a Delaware Corporation

Dear Ladies and Gentlemen:

     You are authorized to rely upon the above-identified opinion as if you were one of the named addressees.

Sincerely,

SILVERSTEIN AND MULLENS, A DIVISION OF BUCHANAN INGERSOLL, P.C

/s/ Louis H. Diamond

Louis H. Diamond

Enclosures

[Silverstein and Mullens Letterhead]

Beagle Holdings, Inc. 1750 Tysons Boulevard Suite 1300 McLean, VA 22102	July 3, 2002

Re:	Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan as a Tax Exempt Employee Stock Ownership Plan under the Employee Retirement Income Security Act of 1974 as amended (ERISA) and the Internal Revenue Code of 1986, as amended.

Ladies and Gentlemen:

     We have served as counsel to the Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan (the Plan) established by Beagle Holdings, Inc. (hereinafter referred to as “Newtek”), a corporation organized under the laws of Delaware.

     The legal opinions expressed herein are based upon certain additional factual assumptions, the validity of which is not properly the subject of a legal opinion, and on which we therefore express no opinion. These assumptions are as follows:

Assumptions

     1.     Newtek is a validly organized corporation under Delaware law and has made a valid election to be taxed as an S corporation and this election is now in effect.

     2.     The Plan is sponsored by Newtek and the Plan owns 100% of Newtek stock.

     3.     For purposes of the second opinion presented in the next section, the Plan continues to be a qualified plan under Section 401(a) of the Code and an “employee stock ownership plan” under Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA, and Newtek continues to qualify as an S corporation under the Code.

     4.     The ESOP accounts of Newtek's management group, consisting of sixteen of its highest paid employees, will, in the aggregate, own 12% of the Newtek stock to be owned by the Plan.

     5.     Newtek will, over time, award stock appreciation rights (SARs) covering a 10% stock equivalent interest in Newtek.

Opinions

     The law covered by the opinions expressed herein is limited to the Federal laws of the United States of America. Based upon the foregoing and subject to the exceptions, qualifications and limitations set forth herein and in the Legal Opinion Accord of the

July 3, 2002
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American Bar Association Section of Business Law (1991) (the Accord), we are of the opinion that:

     1.     The Plan, in form, satisfies the applicable provisions of ERISA and the provisions applicable to a qualified plan under Sections 401(a) of the Code and to an “employee stock ownership plan” under Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA.

     2.     The Plan is a permitted S corporation shareholder and because Newtek is 100% owned by the Plan, the income attributable to the stock held within the Plan will not be subjected to either a current federal income tax or the unrelated business income tax.

     3.     Stock ownership within the Plan and otherwise will not activate the recently enacted S corporation anti-abuse provision found in Code section 409(p)(1)

Discussion

     The Plan has been established pursuant to the appropriate corporate resolutions. The provisions of the Plan satisfy, in all material respects, the applicable provisions of ERISA and the provisions applicable to a qualified plan under Sections 401(a) and 501(a) of the Code and to an “employee stock ownership plan” under Section 4975(e) (7) of the Code and Section 407(d) (6) of ERISA. We note that Newtek has agreed to apply for a determination letter from the Internal Revenue Service (IRS) to the effect that the Plan will qualify and is exempt from tax under the referenced Code sections, and we assume for purposes of this opinion, Newtek will timely adopt any retroactive amendments to the Plan which may be required as a condition to issuing such a favorable determination letter.

      Upon such timely application and adoption, and receipt of such determination letter, the Plan will qualify and be exempt from taxation under the referenced Code sections retroactively as of their effective dates. No opinion is rendered herein with respect to compliance by the ESOP or the Trust as to its operations with the requirements of the Code or ERISA.

     Code Section 1361(c)(6) permits tax-exempt organizations described in Code Section 401(a) (such as an ESOP or any other qualified plan) to be a shareholder of an S corporation for taxable years beginning after December 31, 1997. Under Code Section 1366, income of an S corporation passes through to its shareholders. Here, the Plan is the sole stockholder owning 100% of the common stock of Newtek. For so long as the Trust remains a tax-exempt organization under Code Section 401(a), all income attributable to the common stock held by the trust will not be subject to current federal income tax.

July 3, 2002
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     Under Section 512(e)(3) of the Code, an S corporation’s employee stock ownership plan (SESOP) is not subject to the unrelated business income tax (“UBIT”) . Therefore, all income attributable to the common stock held by the Trust is not subject to UBIT.

     Under Section 409(p)(1)of the Code, no employer securities in an ESOP may be allocated (directly or indirectly) to or for the benefit of participants considered to be disqualified persons at any time during the plan year of ESOP in which "disqualified persons", in the aggregate, own fifty percent (50%) or more of the S corporation's stock, either through their accounts in the ESOP or through ownership of "synthetic equity" (e.g. stock warrants and stock appreciation rights (SARs)). Synthetic equity only counts if it brings the ownership percentage of the person to 10% or more. Here, stock ownership within the Plan will be shared amongst as many as 1,800 participants. To date, management (consisting of a total of 16 persons) has given notice that they, in the aggregate, intend to cause their ESOP accounts to purchase a total of 12% of Newtek. This stock, combined with SARs representing 10% of Newtek's equity, will not result in any one person owning 10% of Newtek's stock. Code Section 409(p)(5), however, treats synthetic equity as "deemed-owned shares." Here, as a part of the consideration for the purchase of its assets, IIT Research Institute (IITRI) is to receive warrants to acquire up to 40% of Newtek's stock. Accordingly, since indebtedness to be received by IITRI is to be accompanied by these warrants, for purposes of this determination, IITRI will be treated as an ESOP participant owning more than 10% of Newtek's stock. Nevertheless, since disqualified persons (including IITRI) will not own 50% of Newtek's stock, it is our opinion that, under the facts here present, no disqualified person nor disqualified persons in the aggregate, will own fifty percent or more of Newtek's stock. Therefore, the new penalty provisions of Code section 409(p) will not be activated to the detriment of Newtek and the Plan, as its sole stockholder.

     This opinion is governed by, and shall be interpreted in accordance with, the Accord. As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this opinion should be read in conjunction therewith.

Sincerely,

SILVERSTEIN AND MULLENS, A DIVISION OF BUCHANAN INGERSOLL, P.C.

/s/ Louis H. Diamond

Louis H. Diamond, Stockholder